Exhibit (a)(5)(F)

BECKMAN COULTER REAFFIRMS COMMITMENT TO ACQUIRE BIOSITE

— With Regulatory Filings Submitted, and Tender Offer Commenced, Proposed

Acquisition Proceeding as Planned; To Close in the Next 30 Days —

FULLERTON, CA, April 5, 2007 – Beckman Coulter, Inc. (NYSE: BEC), a leading developer, manufacturer, and marketer of products that simplify, automate, and innovate complex biomedical testing, today reiterated its firm commitment to complete its acquisition of Biosite® Incorporated (NASDAQ: BSTE) in the next 30 days.

Scott Garrett, Beckman Coulter Chairman and Chief Executive Officer, said, “Beckman Coulter is proceeding, as planned, with a fully financed, cash offer for Biosite that is clearly superior to the unsolicited, highly speculative and conditional letter that Biosite has received from Inverness Medical Innovations. The certainty and near-term completion date that characterize Beckman Coulter’s offer stand in stark contrast to the highly conditional Inverness letter that has proposed additional due diligence, negotiation of a merger agreement, a shareholder vote and contingent financing. These steps would take months to complete, if, in fact, Inverness is able to finance an acquisition—which the highly conditional nature of its claimed "commitments" leaves very much in question. We are confident that Biosite stockholders will be easily able to distinguish Beckman Coulter’s very compelling tender offer with all required regulatory filings complete, from a letter that is noteworthy for the many questions that it raises about the financing and timing of a yet to be defined offer.

“Beckman Coulter has the resources to invest in Biosite’s future, and will maintain and expects to grow the center of excellence that Biosite has established in San Diego as we together form a leadership position in immunoassay testing, especially within cardiac diagnostics. Given Beckman Coulter’s existing business relationship with Biosite we are uniquely positioned to realize value from the combination for Beckman Coulter’s stockholders,” concluded Mr. Garrett.

Beckman Coulter already has filed for regulatory approval of its proposed transaction in the United States, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, as well as under certain foreign antitrust laws, and expects to receive all necessary clearances within the next 30 days.

In addition, as announced on April 2, 2007, Louisiana Acquisition Sub, Inc., a wholly-owned subsidiary of Beckman Coulter, has commenced a tender offer for all outstanding shares of Biosite at a price of $85.00 per share in cash. The offer price represents an approximately 53.5% premium over Biosite’s closing stock price of $55.38 on March 23, 2007, the last trading day before the announcement of Beckman Coulter’s intention to make the offer pursuant to a definitive merger agreement between Beckman Coulter and Biosite. The Board of Directors of Biosite unanimously determined that the offer, the merger and the other transactions contemplated by the merger agreement are fair to, and in the best interests of, Biosite’s stockholders. Biosite’s Board also approved the merger agreement, declared the merger agreement advisable and recommended that holders of shares of Biosite common stock tender their shares in the offer and adopt the merger agreement, if adoption by Biosite’s stockholders is required by applicable law.

The Beckman Coulter tender offer is not subject to any financing conditions and is scheduled to be completed at 12:00 midnight, New York City time, on Friday, April 27, 2007 (the end of the day on Friday).

About Beckman Coulter

Beckman Coulter, Inc., based in Fullerton, California, develops, manufactures and markets products that simplify automate, and innovate complex biomedical tests. More than 200,000 Beckman Coulter systems operate in laboratories around the world supplying critical information for improving patient health and reducing the cost of care. Recurring revenues consisting of supplies, test kits, service and operating-type lease payments represent more than 75 percent of the company’s 2006 annual sales of $2.5 billion. For more information, visit www.beckmancoulter.com.

Forward Looking Statements

This press release contains forward-looking statements, including statements regarding the anticipated closing of Beckman’s tender offer and its receipt of regulatory approvals necessary for the completion of the tender offer. These statements are based on current expectations, forecasts and assumptions. Actual results could differ materially from those anticipated by these forward-looking statements as a result of a number of factors, some of which may be beyond Beckman Coulter’s control. Among other things, these factors include the risk that the acquisition will not be completed because the tender offer did not proceed as anticipated or closing conditions to the acquisition were not satisfied. For a further list and description of risks and uncertainties associated with Beckman Coulter’s and Biosite’s businesses, see their reports filed with the Securities and Exchange Commission, including each company’s “Risk Factors” section in its most recent annual report on Form 10-K filed with the Securities and Exchange Commission. Beckman Coulter disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information and Where to Find It

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Biosite. Stockholders of Biosite are urged to read the tender offer materials described below because they contain important information that stockholders should consider before making any decision regarding tendering their shares. The tender offer is being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, the related Letter of Transmittal and other tender offer materials) filed by Beckman and Louisiana Acquisition Sub with the SEC on April 2, 2007. In addition, on April 2, 2007, Biosite filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. The tender offer materials contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, are available free of charge on the SEC’s website (www.sec.gov) or from D.F. King & Co., Inc., the information agent for the tender offer, at (800) 769-4414 (toll free). American Stock Transfer & Trust Company is acting as depositary for the tender offer. The dealer manager for the offer is Morgan Stanley.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Beckman Coulter and Biosite file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Beckman Coulter and Biosite at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Beckman Coulter’s and Biosite’s filings with the SEC are also available to the public from commercial document-retrieval services and the SEC’s website.

Contact:	For Beckman Coulter
Robert Raynor
Director, Investor Relations
(714) 773-7620

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